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SEC FILE NUMBER
8-47830

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LaBrunerie Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 W Nifong Blvd., Ste 3B
(No. and Street)

Columbia	MO	65203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Leann Knuth	573-449-5313	leann@labrunerie.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Samyn & Martin, LLC.
(Name – if individual, state last, first, and middle name)

7285 W 132nd St., Ste 210	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

09/13/2016	6303
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LESLIE WILBERS
Notary Public - Notary Seal
Cole County - State of Missouri
Commission Number 15634619
My Commission Expires Apr 7, 2023

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LABRUNERIE FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
FOR YEAR ENDED
DECEMBER 31, 2021

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LaBrunerie Financial Services, Inc. (the "Company") as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

We have served as the Company's auditor since 2018.

Overland Park, Kansas

February 19, 2022

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

		2021
CURRENT ASSETS		
Cash	$	611,208
Due From Alexander LaBrunerie & Co, Inc. (Related Party)		72,608
Commissions Receivable (includes allowance for doubtful accounts of $0)		39,469
Prepaid Expenses		16,698
		739,983
PLANT AND EQUIPMENT		
Leasehold Improvements		13,102
Office Furniture & Equipment		86,320
		99,422
Less Accumulated Depreciation		(78,304)
		21,118
TOTAL ASSETS	$	761,101

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	22,374
Due to ALCO-Cost Allocation (Related Party)		184,727
TOTAL LIABILITIES		207,101
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued		3,000
Paid in Capital		69,130
Retained Earnings		481,870
TOTAL STOCKHOLDERS' EQUITY		554,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	761,101

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2021

		2021
REVENUES		
Mutual Funds, Concessions, and Insurance Products-12b-1s	$	949,233
TOTAL REVENUES	$	949,233
COMMISSIONS PAID		421,951
GROSS PROFIT		527,282
OVERHEAD EXPENSES		
Accounting		46,905
Advertising		1,237
Legal Fees		2,791
Clearing Costs		3,379
Compliance		17,282
Computer Supplies		5,589
Consulting		60
Contributions		250
Depreciation		6,613
Dues and Subscriptions		3,755
Equipment Rental		248
Finance Charge		33
Meals and Entertainment		975
Insurance		30,912
Office Expense		3,397
Operating Cost Allocation-RIA		141,047
Payroll Taxes		2,884
Pension		1,528
Repairs and Maintenance		10,876
Salaries & Wages		12,270
Taxes and Licenses		5,232
Travel		7,275
Utilities		28,398
TOTAL OVERHEAD EXPENSES		332,936
OPERATING INCOME (LOSS)		194,346
OTHER INCOME		
Interest Income		11
Dividends		2
Payroll Protection Program (PPP) Loan Forgiveness		61,822
Other Income		11,774
TOTAL OTHER INCOME		73,609
NET INCOME	$	267,955

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2020	$ 3,000	$ 69,130	$ 213,915	$ 286,045
Net Income (Loss)	-	-	267,955	267,955
Shareholder Distributions	-	-	-	-
BALANCE, DECEMBER 31, 2021	$ 3,000	$ 69,130	$ 481,870	$ 554,000

See Accompanying Notes to the Financial Statements.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	2021
Net Income (Loss)	$ 267,955
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation	6,613
Forgiveness of Payroll Protection Program (PPP) Loan	(61,822)
Change in Assets and Liabilites Increasing (Decreasing) cash flows:	
Commissions Receivable	(1,385)
Due From Alexander LaBrunerie & Co, Inc. (Related Party)	(23,791)
Accounts Payable	(624)
Accrued Payroll	(11,681)
Profit Sharing Contribution Payable	(50,396)
Due to ALCO-Cost Allocation (Related Party)	141,047
Prepaid Expenses	2,618
NET CASH PROVIDED BY OPERATING ACTIVITIES	268,534
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	268,534
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	342,674
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 611,208

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2021.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994, and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid. The Company's major sources of revenue are investment 12b-1 fees, insurance commissions, and other transactional fees.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Plant and equipment are depreciated using the straight-line method over their useful lives ranging from three to forty years. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2021 were $39,469. Commissions payable at December 31, 2021 were $20,011. Commissions receivable are carried at their gross value with no discount.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Revenue Recognition: The Company receives revenues from investment 12b-1 fees, insurance commissions, and other transactional fees. Revenues are recognized on the trade date. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the statement of financial condition and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2021
Cash in Bank	$ 611,208
Total Cash and Cash Equivalents	$ 611,208

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2021
Furniture and Equipment	$ 86,320
Leasehold Improvements	13,102
	99,422
Accumulated Depreciation	(78,304)
Total Plant and Equipment - Net	$ 21,118

Depreciation expense for the year ended December 31, 2021 was $6,613.

NOTE D—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2021, the Company had net capital of $443,576 ($393,576 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 46.69% for 2021.

NOTE E—CONTROL REQUIREMENTS

There are no amounts as of December 31, 2021, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE F—RELATED PARTY TRANSACTIONS

Alex LaBrunerie is the majority shareholder in Alexander LaBrunerie & Co, Inc. The Company occupies office space in a building that is owned by Alex LaBrunerie. The Company is responsible for paying condominium fees, common area maintenance, and real estate taxes and these items are paid directly to the appropriate vendors by Alexander LaBrunerie & Co. The Company incurred $141,047 as part of a shared expense agreement, $184,727 of which was due to Alexander LaBrunerie & Co, Inc. at December 31, 2021. The shared expense agreement allocates payroll, technology, and occupancy expenses paid by the two companies on a pro rata basis calculated using total revenues earned by each company. At December 31, 2021, Alexander LaBrunerie & Co., Inc. owed the Company $72,608.

NOTE G—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February xx, 2022, which is the date the financial statements were available to be issued. There are no events or transactions occurring after December 31, 2021 required to be reported or disclosed.

NOTE H—INCOME TAXES

LaBrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2020, 2019, and 2018 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

NOTE I—PENSION PLAN:

The company maintains a 401(k) Profit Sharing Plan. The Plan covers all eligible employees and is held in trust by Principal. Eligibility is limited to employees who have completed one year of service and have attained age 18. The Company's contributions totaled $1,528 for the year ended December 31, 2021. At December 31, 2021 the Company had an accrued contribution payable of $0.

NOTE J – CONCENTRATIONS AND CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. These deposits are kept within limits designed to prevent risks caused by concentration. The account balances maintained are covered by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for December 31, 2021. At December 31, 2021, the Company had a balance in excess of FDIC insurance by $361,208. The Company has not sustained any losses due to exposure noted above.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2021, margin accounts guaranteed by the Company were not material.

NOTE J – CONCENTRATIONS AND CREDIT RISK (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

During the year ended December 31, 2021, approximately 72% of all of the Company's revenues were produced by two individuals producing 59% and 13%, respectively. During the year ended December 31, 2021, approximately 80% of all of the Company's revenues were received from three vendors producing 51%, 17%, and 12%, respectively. As of December 31, 2021, approximately 97% of commissions receivable were due from one vendor.

NOTE K – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies requiring disclosure as of the year ending December 31, 2021.

NOTE L – PAYROLL PROTECTION PROGRAM (PPP) LOAN

During the year ended December 31, 2020, the Company obtained an unsecured Payroll Protection Program (PPP) loan from the Small Business Administration (SBA) via Commerce Bank. The $61,500 loan was effective April 2020 with a maturity date of two years from the date of the loan and a fixed interest rate of 1% per year. The payments on the loan are deferred for 6 months from the date of the loan, though interest will continue to accrue during the deferment period. No payments have been made on the PPP loan as of December 31, 2021. As part of the SBA's PPP loan program, borrowers may apply for forgiveness of the amount due on the loan subject to certain PPP loan program guidelines. The Company applied and received forgiveness of both the loan and the accrued interest in May 2021.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

SCHEDULE I
LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2021

		2021
Net Capital		
Ownership Equity	$	554,000
Less Non Allowable Assets		
Net Fixed Assets		(21,118)
Due From Alexander LaBrunerie & Co, Inc.		(72,608)
Commissions Receivable more than 30 days past due		-
Prepaid Insurance		(16,698)
Total Allowable Capital		443,576
Less Regulatory Reduction on Investments		-
Total Net Capital		443,576
Minimun Net Capital Requirement		(50,000)
Excess Over Minimum Net Capital Requirement		393,576
Total Aggregate Indebtedness	$	207,101
Ratio of Aggregate Indebtedness to Net Capital		46.69%

A reconciliation of the company's computation of the net capital is not necessary because there were no material differences between audited net capital and net capital reported in the Part IIA FOCUS report.

SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) LaBrunerie Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
February 19, 2022

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

LaBrunerie
FINANCIAL
Since 1966

P: 573-449.5313
P: 800.736.7460
F: 573-449-8101

601 W Nifong Blvd #3B
Columbia, MO 65203
labrunerie.com

The Exemption Report

The following statements are made to the best knowledge and belief of
Alex LaBrunerie as President for LaBrunerie Financial.

I, Alex LaBrunerie, as the President for LaBrunerie Financial, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. § 15c3-3(k) ("the exemption provisions"). I have performed an evaluation of the company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the company met the identified exemption provisions throughout the most recent fiscal year December 31, 2021 without exception.

Signature: ______________________

Date: 2-1-22

Title: President